SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

CENTESSA PHARMACEUTICALS PLC

(Name of Issuer)

Ordinary Shares, nominal value £0.002 per share

(Title of Class of Securities)

152309100 (for American Depositary Shares, each representing 1 Ordinary Share)

(CUSIP Number)

December 31, 2022

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 152309100	SCHEDULE 13G	Page 2 of 16

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Medicxi Growth I LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Jersey

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 3,936,970
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 3,936,970
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,936,970
10.	Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 4.2% *
12.	Type of Reporting Person PN

*

Calculated based upon 94,596,247 Ordinary Shares outstanding of the Issuer as of October 31, 2022, as set forth in the Issuer’s Form 10-Q for the period ended September 30, 2022, filed with the Securities and Exchange Commission on November 10, 2022.

CUSIP No. 152309100	SCHEDULE 13G	Page 3 of 16

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Medicxi Growth Co-Invest I LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Jersey

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 93,526
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 93,526
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 93,526
10.	Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 0.1%*
12.	Type of Reporting Person PN

*

Calculated based upon 94,596,247 Ordinary Shares outstanding of the Issuer as of October 31, 2022, as set forth in the Issuer’s Form 10-Q for the period ended September 30, 2022, filed with the Securities and Exchange Commission on November 10, 2022.

CUSIP No. 152309100	SCHEDULE 13G	Page 4 of 16

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Medicxi Growth I GP Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Jersey

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 4,030,496
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 4,030,496
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,030,496
10.	Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 4.3% *
12.	Type of Reporting Person OO

*

Calculated based upon 94,596,247 Ordinary Shares outstanding of the Issuer as of October 31, 2022, as set forth in the Issuer’s Form 10-Q for the period ended September 30, 2022, filed with the Securities and Exchange Commission on November 10, 2022.

CUSIP No. 152309100	SCHEDULE 13G	Page 5 of 16

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Medicxi Ventures I LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Jersey

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 4,398,519
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 4,398,519
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,398,519
10.	Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (11) 4.6% *
12.	Type of Reporting Person PN

*

Calculated based upon 94,596,247 Ordinary Shares outstanding of the Issuer as of October 31, 2022, as set forth in the Issuer’s Form 10-Q for the period ended September 30, 2022, filed with the Securities and Exchange Commission on November 10, 2022.

CUSIP No. 152309100	SCHEDULE 13G	Page 6 of 16

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Medicxi Co-Invest I LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
4.	Citizenship or Place of Organization Jersey

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 55,677
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 55,677
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 55,677
10.	Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (11) Less than 0.1%*
12.	Type of Reporting Person PN

*

Calculated based upon 94,596,247 Ordinary Shares outstanding of the Issuer as of October 31, 2022, as set forth in the Issuer’s Form 10-Q for the period ended September 30, 2022, filed with the Securities and Exchange Commission on November 10, 2022.

CUSIP No. 152309100	SCHEDULE 13G	Page 7 of 16

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Medicxi Ventures I GP Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Jersey

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 4,454,196
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 4,454,196
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,454,196
10.	Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 4.7% *
12.	Type of Reporting Person OO

*

Calculated based upon 94,596,247 Ordinary Shares outstanding of the Issuer as of October 31, 2022, as set forth in the Issuer’s Form 10-Q for the period ended September 30, 2022, filed with the Securities and Exchange Commission on November 10, 2022.

CUSIP No. 152309100	SCHEDULE 13G	Page 8 of 16

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Medicxi Secondary I LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Jersey

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 11,197,303
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 11,197,303
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,197,303
10.	Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 11.8% *
12.	Type of Reporting Person (See Instructions) PN

*

Calculated based upon 94,596,247 Ordinary Shares outstanding of the Issuer as of October 31, 2022, as set forth in the Issuer’s Form 10-Q for the period ended September 30, 2022, filed with the Securities and Exchange Commission on November 10, 2022.

CUSIP No. 152309100	SCHEDULE 13G	Page 9 of 16

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Medicxi Secondary Co-Invest I LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Jersey

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 281,162
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 281,162
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 281,162
10.	Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (11) 0.3% *
12.	Type of Reporting Person (See Instructions) PN

*

Calculated based upon 94,596,247 Ordinary Shares outstanding of the Issuer as of October 31, 2022, as set forth in the Issuer’s Form 10-Q for the period ended September 30, 2022, filed with the Securities and Exchange Commission on November 10, 2022.

CUSIP No. 152309100	SCHEDULE 13G	Page 10 of 16

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Medicxi Secondary I GP Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Jersey

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 11,478,465
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 11,478,465
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,478,465
10.	Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (11) 12.1% *
12.	Type of Reporting Person (See Instructions) OO

*

Calculated based upon 94,596,247 Ordinary Shares outstanding of the Issuer as of October 31, 2022, as set forth in the Issuer’s Form 10-Q for the period ended September 30, 2022, filed with the Securities and Exchange Commission on November 10, 2022.

CUSIP No. 152309100	SCHEDULE 13G	Page 11 of 16

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Medicxi Ventures Management (Jersey) Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Jersey

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 19,963,157
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 19,963,157
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 19,963,157
10.	Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 21.1% *
12.	Type of Reporting Person (See Instructions) OO

*

Calculated based upon 94,596,247 Ordinary Shares outstanding of the Issuer as of October 31, 2022, as set forth in the Issuer’s Form 10-Q for the period ended September 30, 2022, filed with the Securities and Exchange Commission on November 10, 2022.

CUSIP No. 152309100	SCHEDULE 13G	Page 12 of 16

Item 1.	Issuer.

(a)	Name of Issuer:

Centessa Pharmaceuticals plc (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices:

3rd Floor, 1 Ashley Road

1 Ashley Road, Altrincham Cheshire WA14 2DT United Kingdom

Item 2.	Filing Person.

Item 2 (a) – (c). Name of Persons Filing; Address; Citizenship:

(i)	Medicxi Growth I LP (“Growth I”), a Jersey limited partnership;

(ii)	Medicxi Growth Co-Invest I LP (“Growth Co-Invest I”), a Jersey limited partnership;

(iii)	Medicxi Growth I GP Limited (“Growth I GP”), a Jersey limited liability company, which is the sole managing general partner of Growth I and Growth Co-Invest I;

(iv)	Medicxi Ventures I LP (“Ventures I”), a Jersey limited partnership;

(v)	Medicxi Co-Invest I LP (“Co-Invest I”), a Jersey limited partnership;

(vi)	Medicxi Ventures I GP Limited (“Ventures I GP”), a Jersey limited liability company, which is the sole managing general partner of Ventures I and Co-Invest I;

(vii)	Medicxi Secondary I LP (“Secondary I”), a Jersey limited partnership;

(viii)	Medicxi Secondary Co-Invest I LP (“Secondary Co-Invest I” and, together with Growth I, Growth Co-Invest I, Ventures I, Co-Invest I and Secondary I, the “Medicxi Funds”), a Jersey limited partnership;

(ix)	Medicxi Secondary I GP Limited (“Secondary I GP”), a Jersey limited liability company, which is the sole managing general partner of Secondary I and Secondary Co-Invest I; and

(x)	Medicxi Ventures Management (Jersey) Limited (“Medicxi Manager”), a Jersey limited liability company, which is the sole manager of the Medicxi Funds.

Growth I, Growth Co-Invest I, Growth I GP, Ventures I, Co-Invest I, Ventures I GP, Secondary I, Secondary Co-Invest I, Secondary I GP and Medicxi Manager are sometimes individually referred to herein as a “Reporting Person” and collectively as the “Reporting Persons.”

The address of the principal business office of each of the Reporting Persons is c/o Intertrust Fund Services (Jersey) Limited, 44 Esplanade, St. Helier, Jersey JE4 9WG.

Medicxi Ventures (UK) LLP and Medicxi Ventures (Jersey) Limited act as sub-advisers to Index Ventures Life VI (Jersey) Limited, which acts as the adviser to Index Ventures Life VI (Jersey) LP, and as such, Index Ventures Life VI and Yucca (Jersey) SLP, each of which hold Ordinary Shares as of the date hereof, and the Medicxi Funds may be deemed to be members of a “group” as defined in Rule 13d-5 of the Securities Exchange Act of 1934, as amended. The share ownership reported by the Medicxi Funds does not include any shares beneficially owned by Index Ventures Life VI (Jersey) LP and Yucca (Jersey) SLP, and each of the Medicxi Funds and their affiliates disclaim beneficial ownership of the securities beneficially owned by Index Ventures Life VI (Jersey) LP, Yucca (Jersey) SLP and their affiliates.

(d) Title of Class of Securities:

Ordinary Shares, nominal value £0.002 per share (the “Ordinary Shares”)

(e) CUSIP Number:

152309100

CUSIP No. 152309100	SCHEDULE 13G	Page 13 of 16

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act;

(b)	☐	Bank as defined in Section 3(a)(6) of the Act;

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

(j)	☐	A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership.

(a) and (b)	Amount beneficially owned:

	(i)	Growth I directly owns 3,936,970 Ordinary Shares, representing approximately 4.2% of the outstanding Ordinary Shares.

	(ii)	Growth Co-Invest I directly owns 93,526 Ordinary Shares, representing approximately 0.1% of the outstanding Ordinary Shares.

	(iii)	Growth I GP, as the managing general partner of Growth I and Growth Co-Invest I, may be deemed to beneficially own the Ordinary Shares held directly by Growth I and Growth Co-Invest I.

	(iv)	Ventures I directly beneficially owns 4,398,519 Ordinary Shares, representing approximately 4.6% of the outstanding Ordinary Shares.

	(v)	Co-Invest I directly beneficially owns 55,677 Ordinary Shares, representing less than 0.1% of the outstanding Ordinary Shares.

	(vi)	Ventures I GP, as the managing general partner of Ventures I and Co-Invest I, may be deemed to beneficially own the Ordinary Shares held directly by Ventures I and Co-Invest I.

	(vii)	Secondary I directly beneficially owns 11,197,303 Ordinary Shares, representing approximately 11.8% of the outstanding Ordinary Shares.

	(viii)	Secondary Co-Invest I directly beneficially owns 281,162 Ordinary Shares, representing approximately 0.3% of the outstanding Ordinary Shares.

	(ix)	Secondary I GP, as the managing general partner of Secondary I and Secondary Co-Invest I, may be deemed to beneficially own the Ordinary Shares held directly by Secondary I and Secondary Co-Invest I.

	(x)	Medicxi Manager, as manager of the Medicxi Funds, may be deemed to beneficially own the shares held directly by the Medicxi Funds.

CUSIP No. 152309100	SCHEDULE 13G	Page 14 of 16

(c)	Number of shares as to which such person has:

	Number of Ordinary Shares
Reporting Person	(i)	(ii)	(iii)	(iv)
Growth I	3,936,970	0	3,936,970	0
Growth Co-Invest I	93,526	0	93,526	0
Growth I GP	4,030,496	0	4,030,496	0
Ventures I	4,398,519	0	4,398,519	0
Co-Invest I	55,677	0	55,677	0
Ventures I GP	4,454,196	0	4,454,196	0
Secondary I	11,197,303	0	11,197,303	0
Secondary Co-Invest I	281,162	0	281,162	0
Secondary I GP	11,478,465	0	11,478,465	0
Medicxi Manager	19,963,157	0	19,963,157	0

(i) Sole power to vote or direct the vote

(ii)  Shared power to vote or to direct the vote

(iii)  Sole power to dispose or to direct the disposition of

(iv) Shared power to dispose or to direct the disposition of

Item 5.

Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following. ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person. Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person. Not applicable.

Item 8.	Identification and Classification of Members of the Group. Not applicable.

Item 9.	Notice of Dissolution of Group. Not applicable.

Item 10.	Certification. Not applicable.

CUSIP No. 152309100	SCHEDULE 13G	Page 15 of 16

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: January 31, 2023

MEDICXI GROWTH I LP

By:	Medicxi Ventures Management (Jersey) Limited, its sole manager

By:	/s/ Nigel Crocker
Name: Nigel Crocker Title: Director

MEDICXI GROWTH CO-INVEST I LP

By:	Medicxi Ventures Management (Jersey) Limited, its sole manager

By:	/s/ Nigel Crocker
Name: Nigel Crocker
Title: Director

MEDICXI GROWTH I GP LIMITED

By:	/s/ Nigel Crocker
Name: Nigel Crocker
Title: Director

MEDICXI VENTURES I LP

By:	Medicxi Ventures Management (Jersey) Limited, its sole manager

By:	/s/ Nigel Crocker
Name: Nigel Crocker Title: Director

MEDICXI CO-INVEST I LP

By:	Medicxi Ventures Management (Jersey) Limited, its sole manager

By:	/s/ Nigel Crocker
Name: Nigel Crocker Title: Director

CUSIP No. 152309100	SCHEDULE 13G	Page 16 of 16

MEDICXI VENTURES I GP LIMITED

By:	/s/ Nigel Crocker
Name: Nigel Crocker Title: Director

MEDICXI SECONDARY I LP

By:	Medicxi Ventures Management (Jersey) Limited, its sole manager

By:	/s/ Nigel Crocker
Name: Nigel Crocker Title: Director

MEDICXI SECONDARY CO-INVEST I LP

By:	Medicxi Ventures Management (Jersey) Limited, its sole manager

By:	/s/ Nigel Crocker
Name: Nigel Crocker Title: Director

MEDICXI SECONDARY I GP LIMITED

By:	/s/ Nigel Crocker
Name: Nigel Crocker Title: Director

MEDICXI VENTURES MANAGEMENT (JERSEY) LIMITED

/s/ Nigel Crocker
Name: Nigel Crocker Title: Director